October 31, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (610)320-8449

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

Re: **Sovereign Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 16, 2006
      File No. 001-16581

Dear Mr. McCollom:

   We have reviewed your response letters dated July 31, 2006, September 26, 2006
and October 18, 2006, and have the following additional comment. We welcome any
questions you may have about our comment or on any other aspect of our review. Feel
free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 21-Derivative Instruments and Hedging Activities, page 77

1.   We have reviewed your response letters dated July 31, 2006, September 26, 2006
     and October 18, 2006 regarding your long haul methodology for assessing
     effectiveness on your callable brokered CD hedging relationships. We understand
     the key terms of these hedging relationships exactly match and the sources of
     ineffectiveness are limited to (i) the time value of money effect on the credit
     spread added to the floating leg of the swap and (ii) the fact that the floating leg
     does not reset continuously.

As noted in your responses, pursuant to this methodology, you assess the effectiveness of each hedging relationship with a dollar offset approach that compares the cumulative changes in fair value of each cancelable interest rate swap with the cumulative changes in fair value associated with the callable brokered CD attributable solely to changes in the designated benchmark interest rate in a series of parallel interest rate scenarios that include the base case (non-shocked scenario) and +/- 50 and 100 basis point increments from the base case (shocked scenario). You indicated that the non-shock and shocked scenarios are performed together in each and every hedging relationship each period. The inclusion of the shocked scenarios attempts to isolate the cause of any false negative tests that may result solely due to simple mathematical phenomena that arises when very small changes in the fair value of the hedged instrument relative to the notional amount the hedged item.

Under your methodology, if one or fewer of the effectiveness ratios computed for each shock and the base case is outside the range of 80% to 125%, but all of the other ratios are within the range, then the hedging relationship is considered to be highly effective. If more than one of the effectiveness ratios is outside the range of 80% to 125% then the hedging relationship is not considered highly effective, and hedge accounting is not applied to that hedging relationship prospectively. You state that this methodology is designed to function both as a retrospective and prospective assessment. Furthermore, you represent in your July 31, 2006, letter that you believe your approach represents a single, robust methodology that fully complies with the guidance in paragraph 62 of SFAS 133 and DIG Issue E-7. We understand that the number of shocks and the difference in basis points between each shock used in the analysis is a matter of judgment, however that the company believes, based on other analysis it has conducted, that its methodology results in a more stringent test of effectiveness than regression.

Based on your representation that this is a single-step test, the staff does not object to your conclusion that the use of this methodology within some changes as discussed below is reasonable for these specific hedging relationships. The staff has not evaluated whether the use of this methodology would be appropriate outside of these specific hedging relationships and would be concerned if it were applied in more complex scenarios. As a result, we note that the use of this methodology may not be appropriate for hedging relationships under other circumstances. If you intend to use this methodology in other hedging relationships, you should evaluate the limitations of this method and consult with a statistical expert before extending the application of this method to these other hedging relationships.

With regard to your current methodology for these specific hedging relationships, we do not believe a static set of interest rates used in Company's existing shocked scenarios are appropriate. Specifically, we believe the following guidance should be used in developing appropriate interest rate shocks:

- *Retrospective assessments* – the interest rate shocks should be developed based on realistic interest rate changes that occurred during the quarterly assessment periods. The shocks should be reassessed on a regular basis to ensure the shocks are reasonable based on current market conditions. Additionally, you should support the selected shocks at each assessment date with objective evidence.

- *Prospective assessments* – the interest rate shocks should be developed based on realistic interest rate changes that could occur during the remaining hedge relationship. As a result, depending on the length of the remaining hedge relationship, the interest rate shocks used for each hedging relationship may be different. The shocks used should be reassessed on a regular basis to ensure the shocks are reasonable based on current and future expected market conditions and remaining time to maturity. Additionally, you should support the selected shocks at each assessment date with objective evidence.

In light of our conclusions regarding the appropriate shocked scenarios to be used in your effectiveness assessments, we believe you need to re-evaluate the impact of using more appropriate interest shocks on your hedge effectiveness conclusions for each hedging relationship. To the extent you believe the impact is immaterial, you may provide us with a SAB 99 materiality analysis. Alternatively, if you disagree with our conclusions regarding the appropriate interest shocks to be used in these situations, please tell us why.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417, Sharon Blume, Reviewing Accountant, at (202)551-3474, or me at (202)551-3449 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant